[Letterhead of Norton Rose Fulbright]

June 4, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

John Hodgin, Petroleum Engineer

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Eclipse Resources Corporation
Registration Statement on Form-S-1/A
June 2, 2014
File No. 333-195679

Dear Mr. Hodgin:

On June 2, 2014, Eclipse Resources Corporation (the “Company”) submitted to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission responses to the comments received from the Staff, by letter dated May 29, 2014, with respect to the Company’s Registration Statement on Form S-1 (File No. 333-195679) (the “Registration Statement”), and concurrently with such response letter, the Company filed through EDGAR Amendment No. 1 to the Registration Statement. As discussed, in order to provide the Staff with further clarity as to the Company’s disclosure of its productive wells, the Company hereby submits for the Staff’s review revised pages of Amendment No. 1. In addition, the Company notes that it had no wells capable of producing that are not economic for the period ended March 31, 2014 and the year ended December 31, 2013. The Company expects to include the enclosed revisions in an amendment to the Registration Statement, which the Company plans to file through EDGAR prior to launching the Company’s initial public offering.

*****

John Hodgin

June 4, 2014

Please do not hesitate to contact me by telephone at (214) 855-7444 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Glen Hettinger

Glen Hettinger

Enclosure

cc:	Benjamin W. Hulburt, Eclipse Resources Corporation
Christopher K. Hulburt, Eclipse Resources Corporation
Matthew R. DeNezza, Eclipse Resources Corporation
Bryn A. Sappington, Norton Rose Fulbright
Sean T. Wheeler, Latham & Watkins LLP